Exhibit 99.40

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
STATEMENT OF FINANCIAL POSITION
NEW YORK STOCK
EXCHANGE CODE: VLRS			CONSOLIDATED
AT DECEMBER 31, 2015 AND DECEMBER 31, 2014

(Thousands of Mexican Pesos)

		Ending current	Previous year end
Ref	Account / Subaccount	Amount	Amount
10000000	Total assets	15,260,965	9,905,040
11000000	Total current assets	7,241,437	3,688,669
11010000	Cash and cash equivalents	5,157,313	2,264,857
11020000	Short-term investments	0	0
11020010	Available-for-sale investments	0	0
11020020	Trading investments	0	0
11020030	Held-to-maturity investments	0	0
11030000	Accounts receivables, net	201,837	176,907
11030010	Accounts receivables	226,449	204,693
11030020	Provisions for doubtful accounts	-24,612	-27,786
11040000	Other receivables, net	262,579	271,653
11040010	Other receivables	262,579	271,653
11040020	Provisions for doubtful accounts	0	0
11050000	Inventories	163,073	139,673
11051000	Biological current assets	0	0
11060000	Other current assets	1,456,635	835,579
11060010	Prepaid expenses	585,276	227,708
11060020	Financial instruments	10,123	62,679
11060030	Assets available for sale	0	0
11060050	Rights and licenses	0	0
11060060	Other	861,236	545,192
12000000	Total non-current assets	8,019,528	6,216,371
12010000	Accounts receivable, net	0	0
12020000	Investments	0	0
12020010	Investments in associates and joint ventures	0	0
12020020	Held-to-maturity investments	0	0
12020030	Available-for-sale investments	0	0
12020040	Other investments	0	0
12030000	Property, plant and equipment, net	2,549,650	2,223,312
12030010	Land and buildings	0	0
12030020	Machinery and industrial equipment	0	0
12030030	Other equipment	2,160,488	1,630,356
12030040	Accumulated depreciation and amortization	-1,302,450	-887,293
12030050	Construction in process	1,691,612	1,480,249
12040000	Investment property	0	0
12050000	Biological non- current assets	0	0
12060000	Intangible assets,net	94,649	72,566
12060010	Goodwill	0	0
12060020	Trademarks	0	0
12060030	Rights and licenses	63	2,070
12060031	Concessions	0	0
12060040	Other intangible assets	94,586	70,496
12070000	Deferred tax assets	544,598	327,785
12080000	Other non-current assets	4,830,631	3,592,708
12080001	Prepaid expenses	0	0
12080010	Financial instruments	68,602	5,454
12080020	Employee benefits	0	0
12080021	Available for sale assets	0	0
12080040	Deferred charges	0	0
12080050	Other	4,762,029	3,587,254
20000000	Total liabilities	8,436,134	5,435,260
21000000	Total short-term liabilities	7,102,833	4,768,367
21010000	Financial Debt	1,363,861	818,393
21020000	Stock market loans	0	0
21030000	Other liabilities with cost	0	0
21040000	Suppliers	781,094	505,604
21050000	Taxes payable	1,444,723	677,094
21050010	Income tax payable	373,993	47,746
21050020	Other taxes payable	1,070,730	629,348
21060000	Other current liabilities	3,513,155	2,767,276

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
STATEMENT OF FINANCIAL POSITION
NEW YORK STOCK
EXCHANGE CODE: VLRS			CONSOLIDATED
AT DECEMBER 31, 2015 AND DECEMBER 31, 2014

(Thousands of Mexican Pesos)

		Ending current	Previous year end
Ref	Account/Subaccount	Amount	Amount
21060010	Interest payable	7,341	4,678
21060020	Financial instruments	44,301	210,650
21060030	Deferred revenue	1,957,254	1,420,935
21060050	Employee benefits	0	0
21060060	Provisions	8,497	8,905
21060061	Current liabilities related to available for sale assets	0	0
21060080	Other	1,495,762	1,122,108
22000000	Total long-term liabilities	1,333,301	666,893
22010000	Financial debt	219,817	424,799
22020000	Stock market loans	0	0
22030000	Other liabilities with cost	0	0
22040000	Deferred tax liabilities	885,493	26,842
22050000	Other non-current liabilities	227,991	215,252
22050010	Financial instruments	11,473	42,468
22050020	Deferred revenue	0	0
22050040	Employee benefits	10,056	7,737
22050050	Provisions	49,131	20,986
22050051	Long-term liabilities related to available for sale assets	0	0
22050070	Other	157,331	144,061
30000000	Total equity	6,824,831	4,469,780
30010000	Equity attributable to equity holders of parent	6,824,831	4,469,780
30030000	Capital stock	2,973,559	2,973,559
30040000	Shares repurchased	0	0
30050000	Premium on issuance of shares	1,791,040	1,786,790
30060000	Contributions for future capital increases	1	1
30070000	Other contributed capital	-91,328	-114,789
30080000	Retained earnings (accumulated losses)	2,446,337	-17,533
30080010	Legal reserve	38,250	38,250
30080020	Other reserves	0	0
30080030	Accumulate losses	-55,783	-660,967
30080040	Net (loss) income for the period	2,463,870	605,184
30080050	Others	0	0
30090000	Accumulated other comprehensive income (net of tax)	-294,778	-158,248
30090010	Gain on revaluation of properties	0	0
30090020	Actuarial gains (losses) from labor obligations	-2,304	-1,482
30090030	Foreing currency translation	0	0
30090040	Changes in the valuation of financial assets available for sale	0	0
30090050	Changes in the valuation of derivative financial instruments	-292,474	-156,766
30090060	Changes in fair value of other assets	0	0
30090070	Share of other comprehensive income of associates and joint ventures	0	0
30090080	Other comprehensive income	0	0
30020000	Non-controlling interest	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
STATEMENT OF FINANCIAL POSITION INFORMATIONAL DATA
NEW YORK STOCK
EXCHANGE CODE: VLRS			CONSOLIDATED
AT DECEMBER 31, 2015 AND DECEMBER 31, 2014

(Thousands of Mexican Pesos)

		Ending current	Previous year end
Ref	Concepts	Amount	Amount
91000010	Short-term foreign currency liabilities	2,115,347	1,477,902
91000020	Long term foreign currency liabilities	231,290	467,267
91000030	Capital stock	2,973,559	2,973,559
91000040	Restatement of capital stock	0	0
91000050	Plan assets for pensions and seniority premiums	0	0
91000060	Number of executives (*)	0	0
91000070	Number of employees (*)	3,304	2,805
91000080	Number of workers (*)	0	0
91000090	Outstanding shares (*)	1,011,876,677	1,011,876,677
91000100	Repurchased shares (*)	0	0
91000110	Restricted cash (1)	0	0
91000120	Guaranteed debt of associated companies	0	0

(1) This concept must be filled when there are guarantees or restrictions that afecct cash and cash equivalents
(*) Data in units

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
STATEMENT OF OPERATIONS
NEW YORK STOCK
EXCHANGE CODE: VLRS			CONSOLIDATED
FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2015 AND 2014

(Thousands of Mexican Pesos)

		Current Year		Previous year
Ref	Account / Subaccount	Accumulated	Quarter	Accumulated	Quarter
40010000	Revenues	18,179,704	5,092,477	14,036,742	3,958,246
40010010	Services	18,179,704	5,092,477	14,036,742	3,958,246
40010020	Sale of goods	0	0	0	0
40010030	Interests	0	0	0	0
40010040	Royalties	0	0	0	0
40010050	Dividends	0	0	0	0
40010060	Leases	0	0	0	0
40010061	Constructions	0	0	0	0
40010070	Other revenue	0	0	0	0
40020000	Cost of sales	0	0	0	0
40021000	Gross profit	18,179,704	5,092,477	14,036,742	3,958,246
40030000	General expenses	15,848,271	4,405,498	13,844,030	3,543,101
40040000	Income (loss) before other income (expenses), net	2,331,433	686,979	192,712	415,145
40050000	Other income (loss), net	178,900	48,546	11,391	11,178
40060000	Operating income (loss)	2,510,333	735,525	204,103	426,323
40070000	Finance income	1,013,588	188,028	472,136	342,814
40070010	Interest income	47,029	10,383	23,242	6,472
40070020	Gain on foreign exchange, net	966,554	177,645	448,672	336,334
40070030	Gain on derivatives, net	0	0	0	0
40070040	Gain on change in fair value of financial instruments	0	0	0	0
40070050	Other finance income	5	0	222	8
40080000	Finance costs	21,703	6,882	32,335	9,063
40080010	Interest expense	0	0	0	0
40080020	Loss on foreign exchange, net	0	0	0	0
40080030	Loss on derivatives, net	0	0	0	0
40080050	Loss on change in fair value of financial instruments	0	0	0	0
40080060	Other finance costs	21,703	6,882	32,335	9,063
40090000	Finance income (loss), net	991,885	181,146	439,801	333,751
40100000	Share of income (loss) of associates and joint ventures	0	0	0	0
40110000	Income (loss) before income tax	3,502,218	916,671	643,904	760,074
40120000	Income tax expense (benefit)	1,038,348	262,686	38,720	57,197
40120010	Current tax	337,997	-578,283	17,345	15,085
40120020	Deferred tax	700,351	840,969	21,375	42,112
40130000	Income (loss) from continuing operations	2,463,870	653,985	605,184	702,877
40140000	(Loss) income from discontinued operations	0	0	0	0
40150000	(Loss) net income	2,463,870	653,985	605,184	702,877
40160000	Loss attributable to non-controlling interests	0	0	0	0
40170000	Income (loss) attributable to owners of parent	2,463,870	653,985	605,184	702,877

40180000	Earnings income (loss) per share basic	2.43	0.65	0.60	0.69
40190000	Earnings income (loss) per share diluted	2.43	0.65	0.60	0.69

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
STATEMENTS OF COMPREHENSIVE INCOME OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)
NEW YORK STOCK
EXCHANGE CODE: VLRS			CONSOLIDATED
FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2015 AND 2014

(Thousands of Mexican Pesos)

		Current year		Previous year
Ref	Account / Subaccount	Accumulated	Quarter	Accumulated	Quarter
40200000	Net income (loss)	2,463,870	653,985	605,184	702,877
	Disclosures not be reclassified on income
40210000	Property revaluation gains	0	0	0	0
40220000	Actuarial earnings (loss) from labor obligations	-822	-822	-1,107	-1,107
40220100	Share of income on revaluation on properties of associates and joint ventures	0	0	0	0
	Disclosures may be reclassified subsequently to income
40230000	Foreign currency translation	0	0	0	0
40240000	Changes in the valuation of financial assets held-for-sale	0	0	0	0
40250000	Changes in the valuation of derivative financial instruments	-135,708	-48,611	-90,654	-72,975
40260000	Changes in fair value of other assets	0	0	0	0
40270000	Share of other comprehensive income of associates and joint ventures	0	0	0	0
40280000	Other comprehensive income	0	0	0	0
40290000	Total other comprehensive income	-136,530	-49,433	-91,761	-74,082

	Total comprehensive (loss) income	2,327,340	604,552	513,423	628,795
40320000	Comprehensive income (loss), attributable to non-controlling interests	0	0	0	0
40310000	Comprehensive income (loss), attributable to equity holders of parent	2,327,340	604,552	513,423	628,795

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
STATEMENTS OF COMPREHENSIVE INCOME INFORMATIONAL DATA
NEW YORK STOCK
EXCHANGE CODE: VLRS			CONSOLIDATED
FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2015 AND 2014

(Thousands of Mexican Pesos)

		Current year		Previous year
Ref	Account / Subaccount	Accumulated	Quarter	Accumulated	Quarter
92000010	Operating depreciation and amortization	456,717	107,976	342,515	137,608

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
STATEMENTS OF COMPREHENSIVE INCOME INFORMATIONAL DATA (12 MONTHS)
NEW YORK STOCK
EXCHANGE CODE: VLRS			CONSOLIDATED
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2015 AND 2014

(Thousands of Mexican Pesos)

		Year
Ref	Account / Subaccount	Current	Previous
92000030	Revenues net (**)	18,179,704	14,036,742
92000040	Operating income (loss) (**)	2,510,333	204,103
92000060	Net income (loss) (**)	2,463,870	605,184
92000050	Income (loss), attributable to equity holders of parent(**)	2,463,870	605,184
92000070	Operating depreciation and amortization (**)	456,717	342,515

(**) Information last 12 months

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR	STATEMENT OF CHANGES IN EQUITY	QUARTER: 04	YEAR: 2015

NEW YORK STOCK
EXCHANGE CODE: VLRS	(THOUSANDS OF MEXICAN PESOS)		CONSOLIDATED

Concepts						Retained earnings (accumulated losses)
Increases	Capital stock	Shares repurchased	Additional paid-in capital	Contribution for future capital	Other capital contributed	Reserves	Unappropriated earnings (Accumulated Losses)	Accumulated other comprehensive income (loss)	Equity attributable to holders of parent	Non-controlling interests	Total equity
Balance as of January 1, 2014	2,973,559	0	1,785,744	1	-107,730	38,250	-660,967	-66,487	3,962,370	0	3,962,370
Retrospective adjustments	0	0	0	0	0	0	0	0	0	0	0
Application of comprehensive income to retained earnings	0	0	0	0	0	0	0	0	0	0	0
Reserves	0	0	0	0	0	0	0	0	0	0	0
Dividends
Capital increase (decrease)	0	0	0	0	0	0	0	0	0	0	0
Repurchase of shares	0	0	0	0	0	0	0	0	0	0	0
(Decrease) increase in Additional paid-in capital	0	0	0	0	0	0	0	0	0	0	0
(Decrease) increase in non-controlling interests	0	0	0	0	0	0	0	0	0	0	0
Other changes	0	0	1,046	0	7,059	0	0	0	-6,013	0	-6,013
Comprehensive income	0	0	0	0	0	0	-605,184	-91,761	513,423	0	-513,423
Balance as of December 31, 2014	2,973,559	0	1,786,790	1	-114,789	38,250	-55,783	-158,248	4,469,780	0	4,469,780
Balance as of January 1, 2015	2,973,559	0	1,786,790	1	-114,789	38,250	-55,783	-158,248	4,469,780	0	4,469,780
Retrospective adjustments	0	0	0	0	0	0	0	0	0	0	0
Application of comprehensive income to retained earnings	0	0	0	0	0	0	0	0	0	0	0
Reserves	0	0	0	0	0	0	0	0	0	0	0
Dividends	0	0	0	0	0	0	0	0	0	0	0
Capital increase (decrease)	0	0	0	0	0	0	0	0	0	0	0
Repurchase of shares	0	0	0	0	0	0	0	0	0	0	0
(Decrease) increase in Additional paid-in capital Of shares	0	0	0	0	0	0	0	0	0	0	0
(Decrease) increase in non-controlling interests	0	0	0	0	0	0	0	0	0	0	0
Other changes	0	0	4,250	0	23,461	0	0	0	27,711	0	27,711
Comprehensive income	0	0	0	0	0	0	2,463,870	-136,530	2,327,340	0	2,327,340
Balance at December 31, 2015	2,973,559	0	1,791,040	1	-91,328	38,250	2,408,087	-294,778	6,824,831	0	6,824,831

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
STATEMENT OF CASH FLOWS
NEW YORK STOCK
EXCHANGE CODE: VLRS			CONSOLIDATED
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2015 AND 2014

(Thousands of Mexican Pesos)

		Current year	Previous year
Ref	Account/Subaccount	Amount	Amount
OPERATING ACTIVITIES
50010000	Income (loss) before income tax	3,502,218	643,904
50020000	+(-) Items not requiring cash	-46,498	-27,460
50020010	+ Estimate for the period	0	0
50020020	+ Provision for the period	0	0
50020030	+(-) Other unrealized items	-46,498	-27,460
50030000	+(-) Items related to investing activities	229,250	10,178
50030010	Depreciation and amortization for the period	456,717	342,515
50030020	(-)+ Gain or loss on sale of property, plant and equipment	-180,433	-13,908
50030030	+(-) Loss (reversal) impairment	0	0
50030040	(-)+ Equity in results of associates and joint ventures	0	0
50030050	(-) Dividends received	0	0
50030060	(-) Interest received	-47,034	-23,464
50030070	(-) Foreign exchange fluctuation	0	-294,965
50030080	(-)+ Other inflows (outflows) of cash	0	0
50040000	+(-) Items related to financing activities	-174,076	157,673
50040010	(+) Accrued interest	21,703	32,335
50040020	(+) Foreign exchange fluctuation	-483,329	0
50040030	(+) Financial Instruments	287,550	125,338
50040040	(-)+ Other inflows (outflows) of cash	0	0
50050000	Cash flows before income tax	3,510,894	784,295
50060000	Cash flows from used in operating activities	-441,281	-450,512
50060010	+(-) Decrease (increase) in trade accounts receivable	-33,755	31,201
50060020	+(-) Decrease (increase) in inventories	-23,400	-25,838
50060030	+(-) Decrease (increase) in other accounts receivable	-1,413,185	-506,853
50060040	+(-) Increase (decrease) in trade accounts payable	300,447	-16,717
50060050	+(-) Increase (decrease) in other liabilities	761,489	78,833
50060060	+(-) Income taxes paid or returned	-32,877	-11,138
50070000	Net cash flows from provided by (used in) operating activities	3,069,613	333,783
Investing activities
50080000	Net cash flows from used in investing activities	-601,207	-1,184,968
50080010	(-) Permanent investments	0	0
50080020	+ Disposition of permanent investments	0	0
50080030	(-) Investment in property, plant and equipment	-1,403,863	-1,574,137
50080040	+ Sale of property, plant and equipment	854,814	417,626
50080050	(-) Temporary investments	0	0
50080060	+ Disposition of temporary investments	0	0
50080070	(-) Investment in intangible assets	-52,228	-28,457
50080080	+ Disposition of intangible assets	0	0
50080090	(-) Acquisitions of ventures	0	0
50080100	+ Dispositions of ventures	0	0
50080110	+ Dividend received	0	0
50080120	+ Interest received	0	0
50080130	+(-) Decrease (increase) advances and loans to third parts	0	0
50080140	-(+) Other inflows (outflows) of cash	0	0
Financing activities
50090000	Net cash flow from provided by financing activities	65,086	524,704
50090010	+ Financial debt	924,611	965,945
50090020	+ Stock market financing	0	0
50090030	+ Other financing	0	0
50090040	(-) Payments of financial debt amortization	-801,335	-399,815
50090050	(-) Stock market financing amortization	0	0
50090060	(-) Other financing amortization	0	0
50090070	+(-) Increase (decrease) in capital stock	0	0
50090080	(-) Dividends paid	0	0
50090090	+ Premium on issuance of shares	0	0
50090100	+ Contributions for future capital increases	0	0
50090110	(-) Interest expense	-81,651	-23,151
50090120	(-) Repurchase of shares	0	0
50090130	(-)+ Other inflows (outflows) of cash	23,461	-18,275

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
STATEMENT OF CASH FLOWS
NEW YORK STOCK
EXCHANGE CODE: VLRS			CONSOLIDATED
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2015 AND 2014

(Thousands of Mexican Pesos)

		Current year	Previous year
Ref	Account/Subaccount	Amount	Amount
50100000	Net increase (decrease) in cash and cash equivalents	2,533,422	-326,481
50110000	Net foreign exchange differences on the cash balance	359,034	140,165
50120000	Cash and cash equivalents at beginning of period	2,264,857	2,450,773
50130000	Cash and cash equivalents at end of period	5,157,313	2,264,857

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
FINANCIAL STATEMENT NOTES
NEW YORK STOCK			PAGE 1/1
EXCHANGE CODE: VLRS
CONSOLIDATED

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES
(d.b.a. VOLARIS)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

At December 31, 2015 and December 31, 2014

(In thousands of Mexican pesos and thousands of U.S. dollars, except when indicated otherwise)

1.  Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora” or the “Company”) was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico City.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. The Company operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering (“IPO”) on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013 its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

The accompanying unaudited interim condensed consolidated financial statements and notes were authorized for their issuance by the Company’s Chief Executive Officer Enrique Beltranena and Chief Financial Officer Fernando Suárez on February 19, 2016. Subsequent events have been considered through that date.

Relevant events

Operations in Central America

During the year ended December 31, 2015, the Company through its subsidiary Concesionaria, began operations in Central America (Guatemala and Costa Rica).

Secondary follow-on equity offering

On November 16, 2015 the Company completed a secondary follow-on equity offering, in which certain shareholders offered 99,000,000 of the Company´s Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, in the United States. No CPOs or ADSs were sold by the Company and the selling shareholders received all of the proceeds from this offering.

2.  Basis of preparation

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three months period, and for the year ended December 31, 2015 and 2014, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2014 and 2013, and for the three years period ended December 31, 2014 as included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”).

Basis of consolidation

The accompanying unaudited interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At December 31, 2015 and December 31, 2014, for accounting purposes the companies included in the unaudited interim condensed consolidated financial statements are as follows:

Name	Principal Activities	Country	% Equity interest
			2015	2014
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A. (“Vuela Aviación”)*	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	-
Vuela, S.A. (“Vuela”)*	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	-
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.	Recruitment and payroll	Guatemala	100%	-
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Operativos Terrestres Volaris, S.A. de C.V (“Servicios Operativos”)	Recruitment and payroll	Mexico	100%	-
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100%	100%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative and Safeguard Trust, denominated F/1405 “DAIIMX/VOLARIS”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number F/745291	Share administration trust	Mexico	100%	100%
*The Company has not started operations in Central America.

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2014, except for the adoption of new standards and interpretations effective as of January 1, 2015. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

New standards

The following new International Financial Reporting Standards (“IFRS”) and amendments apply for the first time in 2015; however, they do not have a material impact on the unaudited interim condensed consolidated financial statements of the Company.

The nature and the impact of each new standard and amendment are described below:

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after 1 July 2014. This amendment is not relevant to the Company, since the Company does not have a benefit plan with contributions from employees or third parties.

Annual Improvements 2010-2012 Cycle

With the exception of the improvement relating to IFRS 2 Share-based Payment applied to share-based payment transactions with a grant date on or after 1 July 2014, all other improvements are effective for accounting periods beginning on or after 1 July 2014. These improvements are not expected to have a material impact on the Company. They include:

IFRS 2 Share-based Payment

This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions. The clarifications are consistent with how the Company has identified any performance and service conditions which are vesting conditions in previous periods. Thus, these amendments did not impact the Company's financial statements or accounting policies.

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that:

An entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are “similar”.
The reconciliation of segments assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

This amendment is not relevant to the Company, since the Company has not applied the aggregation criteria in IFRS 8.12 and does not reconcile segment assets to total assets.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data by either adjusting the gross carrying amount of the asset to market value or by determining the market value of the carrying value and adjusting the gross carrying amount proportionately so that the resulting carrying amount equals the market value. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset.

This amendment does not have any impact in the Company´s financial statements, since the Company does not revalue its assets in accordance with IAS 16 and IAS 38.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

This amendment is not relevant for the Company as it does not receive any management services from other entities.

Annual Improvements 2011-2013 Cycle

These improvements are effective from 1 July 2014 and the Company has applied these amendments for the first time in these consolidated financial statements. They include:

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IAS 39. The Company does not apply the portfolio exception in IFRS 13.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange to transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

IFRS 16 Leases

In January 2016, the International Accounting Standards Board (IASB) issued IFRS 16 – Leases, which will be effective starting on January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). A company can choose to apply IFRS 16 before effective date but only if it also applies IFRS 15 Revenue from Contracts with Customers. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead all leases are treated in a similar way to finance leases applying IAS 17. Leases are “capitalized” by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment, and also recognizing a financial liability representing its obligation to make future lease payments. The most significant effect of the new requirements in IFRS 16 will be an increase in lease assets and financial liabilities. IFRS 16 does not require a company to recognize assets and liabilities for (a) short-term leases (i.e. leases of 12 months or less), and (b) leases of low-value assets. For companies with material off balance leases, IFRS 16 changes the nature of expenses related to those leases. IFRS 16 replaces the typical straight-line operating lease expense for those leases applying IAS 17 with a depreciation charge for lease assets (included within operating costs) and an interest expense on lease liabilities (included within finance costs). This change aligns the lease expense treatment for all leases. Although the depreciation charge is typically even, the interest expense reduces over the life of the lease as lease payments are made. This results in a reducing total expense as an individual lease matures.

The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements and plans to adopt the new standard on the required effective date.

3.  Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s unaudited interim condensed consolidated financial statements.

4.  Convenience translation

U.S. dollar amounts at December 31, 2015 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos at December 31, 2015, divided by an exchange rate of Ps.17.2065 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2015. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

5.  Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

6.  Risk management

Financial risk management

The Company’s activities are exposed to different financial risks derived from exogenous variables which are not under its control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of these risks. The Company does not engage derivatives for trading or speculative purposes.

The sources of these financial risks exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions. These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements. Also, since adverse movements also erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures such as operating leases, there is a need for value preservation, by transforming the profiles of these fair value exposures.

The Company has a Finance and Risk Management team, which identifies and measures financial risk exposures, as well as design strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the Corporate Governance level for approval.

Market risk

a)  Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk and its fuel price risk on its forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in fuel prices. In pursuing this objective, the risk management policy allows the use of derivative financial instruments available on the over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the three months ended December 31, 2015 and 2014 represented 27% and 36%, of the Company’s operating expenses, respectively.

Aircraft jet fuel consumed in the year ended December 31, 2015 and 2014 represented 30% and 39%, of the Company’s operating expenses, respectively.

During the three months ended December 31, 2014, the Company entered into US Gulf Coast Jet Fuel 54 Asian swap contracts to hedge approximately 25% of its fuel consumption, and were accounted for as cash flow hedges (“CFH”) that gave rise to a loss of Ps.86,155. These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within other comprehensive income while the effects to transforming into a fixed jet fuel prices by these hedges are presented as part of fuel as part of operating expenses when recognized in the unaudited interim condensed consolidated statements of operations.

During the years ended December 31, 2015 and 2014, the Company entered into US Gulf Coast Jet Fuel 54 Asian swap contracts to hedge approximately 5% and 20% of its fuel consumption, respectively, and were accounted for as cash flow hedges (“CFH”) that gave rise to a loss of Ps.128,330 and Ps.85,729, respectively. These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within other comprehensive income ("OCI") while the effects to transforming into a fixed jet fuel prices by these hedges are presented as part of fuel as part of operating expenses when recognized in the unaudited interim condensed consolidated statements of operations. All of the Company’s position in US Gulf Coast Jet Fuel 54 swaps matured on June 30, 2015 .

As of December 31, 2014, the fair value of the outstanding US Gulf Coast Jet Fuel 54 swaps designated to hedge a percentage of the Company´s projected consumption, was (Ps.169,622), and is presented as derivative financial instruments as current financial liabilities. All of the Company’s position in US Gulf Coast Jet Fuel 54 swaps position matured on June 30, 2015, and therefore there is no balance outstanding as of December 31, 2015.

During the three months period ended December 31, 2015 the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 34,652 thousand gallons, which represent a portion of the 2017 projected consumption. During the year ended December 31, 2015, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 162,189 thousand gallons (54,148 thousand gallons in 2014), respectively, which represent a portion of the 2016 and 2017 projected consumption.

The Company decided to early adopted IFRS 9 (2013), beginning on October 1, 2014, which allows the Company to separate the intrinsic value and time value of an option contract and to designate as the hedging instrument only the change in the intrinsic value of the option. Because the external value (time value) of the Asian call options are related to a “transaction related hedged item,” it is required to be segregated and accounted for as a “cost of hedging” in OCI and accrued as a separate component of stockholders’ equity until the related hedged item affects profit and loss.

Since monthly forecasted jet fuel consumption is considered the hedged item of the “related to a transaction” type, then the time value included as accrued changes on external value in capital is considered as a “cost of hedging” under IFRS 9 (2013). The hedged item (jet fuel consumption) of the options contracted by the Company represents a non-financial asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s aircraft at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories. Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI toward the profit and loss and recognized in the same period or periods during which the hedged item is expected to be allocated to profit and loss.

As of December 31, 2015 and 2014, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was a gain of Ps.78,725 and Ps.68,133, respectively, and is presented as part of the financial assets in the consolidated statement of financial position.

The amount of cost of hedging derived from the extrinsic value changes of these options as of December 31, 2015 recognized in OCI totals Ps.365,028 (Ps.26,934 in 2014), and will be recycled to the fuel cost throughout 2016 and until 2017, as these options expire on a monthly basis.

During the three months period ended December 31, 2015 and during the year December 31, 2015, the extrinsic value of these options recycled to the fuel cost was Ps.48,750 and Ps.112,675, respectively.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the year:

	Position as of December 31, 2015
	Jet fuel Asian call option contracts maturities
Jet fuel risk	1H16	2H16	2016 Total	1H17	2H17	2017 Total
Notional volume in gallons (thousands)*	51,840	55,647	107,487	42,450	12,252	54,702
Strike price agreed rate per gallon (U.S. dollars)**	US$1.9451	US$1.9867	US$1.9666	US$1.7142	US$1.5933	US$1.6871
Approximate percentage of hedge (of expected consumption value)	59%	53%	55%	38%	10%	23%

* US Gulf Coast Jet 54 as underlying asset
** Weighted average

	Position as of December 31, 2014
	Jet fuel Asian call option contracts maturities
Jet fuel risk	1Q15		2Q15 to 4Q15		2015 Total		1Q16
Notional volume in gallons (thousands)*		3,450		48,800		52,250		1,898
Strike price agreed rate per gallon (U.S. dollars)**	US$	2.2050	US$	US2.1113	US$	2.1174	US$	1.9700
Approximate percentage of hedge (of expected consumption value)		10%		40%		33%		5%

* US Gulf Coast Jet 54 as underlying asset
** Weighted average

	Position as of December 31, 2014
	Jet fuel swap contracts maturities
Jet fuel risk	1Q15		2Q15		Total 2015
Notional volume in gallons (thousands)*		6,504		2,045		8,549
Future agreed rate per gallon (U.S. dollars)**	US$	2.7009	US$	US2.4623	US$	US2.6439
Total in thousands of Mexican pesos ***	Ps.	258,546	Ps.	74,111	Ps.	332,667
Approximate percentage of hedge (of expected consumption value)		19%		5%		12%

* US Gulf Coast Jet 54 as underlying asset
** Weighted average
*** Exchange rate at December 31, 2014 was Ps.14.7180

b)  Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities; when revenue or expense is denominated in a different currency from the Company’s functional currency (including the amounts payable arising from U.S. dollar denominated expenses and U.S. dollars linked expenses and payments). To mitigate this risk, the Company may use foreign exchange derivative financial instruments.

Most of the Company’s revenue is generated in Mexican pesos, although 31% of its revenues came from operations in the United States of America and Central America for the year ended at December 31, 2015 (27% at December 31, 2014) and U.S. dollar denominated collections accounted for 36% and 31% of the Company’s total collections in 2015 and 2014, respectively. However, certain of its expenditures, particularly those related to aircraft leasing and acquisition, are U.S. dollar denominated also and although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican Pesos /U.S. dollars exchange rate. The Company’s foreign exchange on and off-balance sheet exposure as of December 31, 2015 and 2014 is as set forth below:

	Thousands of U.S. dollars
	2015		2014
Assets:
Cash and cash equivalents	US$	202,022	US$	89,563
Other accounts receivable		5,286		3,613
Aircraft maintenance deposits paid to lessors		286,012		233,875
Pre-delivery payments*		108,779		105,056
Deposits for rental of flight equipment		36,331		37,796
Collateral of derivative financial instruments		-		2,290
Derivative financial instruments		4,575		4,630
Total assets		643,005		476,823

Liabilities:
Financial debt (Note 8)		92,466		84,786
Foreign suppliers		40,673		30,179
Taxes and fees payable		7,705		5,587
Derivative financial instruments		3,242		17,264
Total liabilities		144,086		137,816
Net foreign currency position	US$	498,919	US$	339,007

*	These assets are included as part of rotable, spare parts, furniture and equipment, and therefore are not remeasured.

The exchange rates used to translate the above amounts to Mexican pesos at December 31, 2015 and 2014 were Ps.17.2065 pesos and Ps.14.7180 pesos, respectively, per U.S. dollar.

	Thousands of U.S. dollars
	2015		2014
Off-balance sheet transactions exposure:
Aircraft operating leases (Note 12)	US$	1,216,799	US$	1,131,064
Aircraft and engine commitments (Note 15)		353,528		406,347
Total foreign currency	US$	1,570,327	US$	1,537,411

During the year ended on December 31, 2015 and 2014, the Company did not enter into foreign exchange rate derivatives financial instruments.

c)  Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”). The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge. In general, when a derivative can be defined within the terms and cash flows of a leasing agreement, this may be designed as a “cash flow hedge” and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in earnings.

At December 31, 2015 and 2014, the Company had outstanding hedging contracts in the form of interest rate swaps with notional amount of US$70,000 and fair value of Ps.55,774 and Ps.83,496, respectively, recorded in liabilities. For the years ended December 31, 2015 and 2014, the reported loss on the interest rate swaps was Ps.46,545 and Ps.39,610, respectively, which was recognized as part of rental expense in the unaudited interim condensed consolidated statements of operations. During the three months period ended December 31, 2015 and 2014, the reported loss on the interest rate swap was Ps.11,959 and Ps.10,327, respectively, which was recorded as part of rental expense in the consolidated statements of operations.

The following table illustrates the sensitivity of financial instruments on the Company’s accumulated other comprehensive income (due to changes in the fair value of forward contracts) to a reasonably possible change in LIBOR interest rates. The calculations are based on financial instruments held at each consolidated statement of financial position date and were made increasing (decreasing) 100 basis points to the LIBOR curve. All other variables were held constant.

	Position at December, 31, 2015
Increase (decrease) in curve	effect on equity (thousands of U.S. dollars)
+100 basis points	US$	713.13
- 100 basis points		(731.67)

d)  Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings and derivative contracts. The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	December 31, 2015
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 8)	Ps.	1,363,861	Ps.	219,817	Ps.	1,583,678

Derivative financial instruments:
Interest rate swaps contracts		44,301		11,473		55,774
Total	Ps.	1,408,162	Ps.	231,290	Ps.	1,639,452

	December 31, 2014
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	Ps.	818,393	Ps.	424,799	Ps.	1,243,192

Derivative financial instruments:
Jet fuel swaps contracts		169,622		-		169,622
Interest rate swaps contracts		41,028		42,468		83,496
Total	Ps.	1,029,043	Ps.	467,267	Ps.	1,496,310

e)  Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with major financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies.

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. At December 31, 2015, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

7.  Fair value measurements

The only financial assets and liabilities recognized at fair value on a recurring basis are the derivative financial instruments.

Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i)	In the principal market for the asset or liability, or
(ii)	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

●	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

●	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	2015		2014		2015		2014
Assets
Derivative financial instruments	Ps.	78,725	Ps.	68,133	Ps.	78,725	Ps.	68,133

Liabilities
Financial debt*		(1,583,678)		(1,243,192)		(1,587,889)		(1,247,713)
Derivative financial instruments		(55,774)		(253,118)		(55,774)		(253,118)
Total	Ps.	(1,560,727)	Ps.	(1,428,177)	Ps.	(1,564,938)	Ps.	(1,432,698)
*Floating rate borrowing

The following table summarizes the fair value measurements at December 31, 2015:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	78,725	Ps.	-	Ps.	78,725
Liabilities
Derivatives financial instruments:
Interest rate swap contracts**		-		(55,774)		-		(55,774)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(1,587,889)		-		(1,587,889)
Net	Ps.	-	Ps.	(1,564,938)	Ps.	-	Ps.	(1,564,938)
* Jet fuel forwards levels and LIBOR curve.
** LIBOR curve.
There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2014:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	68,133	Ps.	-	Ps.	68,133
Liabilities
Derivatives financial instruments:
Jet fuel swap contracts*		-		(169,622)		-	(169,622)
Interest rate swap contracts**		-		(83,496)		-	(83,496)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(1,247,713)		-	(1,247,713)
Net	Ps.	-	Ps.	(1,432,698)	Ps.	-	Ps.	(1,432,698)
* Jet fuel forwards levels and LIBOR curve.
** LIBOR curve.
There were no transfers between level 1 and level 2 during the period.

The following table summarizes the loss from derivatives financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the three months period ended December 31, 2015 and 2014:

Consolidated statements of operations

Instrument	Financial statements line	2015		2014
Jet fuel swap contracts	Fuel	Ps.	-	Ps.	(86,155)
Jet fuel Asian call options contracts	Fuel		(48,750)		-
Interest rate swap contracts	Aircraft and engine rent expenses		(11,959)		(10,327)
Total		Ps.	(60,709)	Ps.	(96,482)

The following table summarizes the loss from derivatives financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the years ended December 31, 2015 and 2014:

Consolidated statements of operations

Instrument	Financial statements line	2015		2014
Jet fuel swap contracts	Fuel	Ps.	Ps. (128,330)	Ps.	(85,729)
Jet fuel Asian call options contracts	Fuel		(112,675)		-
Interest rate swap contracts	Aircraft and engine rent expenses		(46,545)		(39,610)
Total		Ps.	(287,550)	Ps.	(125,339)

The following table summarizes the net (loss) gain on CFH before taxes recognized in the consolidated statements of comprehensive income as of December 31, 2015 and 2014:

Consolidated statements of other comprehensive income

Instrument	Financial statements line	2015		2014
Jet fuel swap contract	OCI	Ps.	-	Ps.	(125,228)
Jet fuel Asian call options	OCI		(221,592)		(26,934)
Interest rate swap contracts	OCI		27,723		22,656
Total		Ps.	(193,869)	Ps.	(129,506)

8.  Financial assets and liabilities

At December 31, 2015 and December 31, 2014 the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a)  Financial assets

	2015		2014
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	78,725	Ps.	68,133
Total financial assets	Ps.	78,725	Ps.	68,133

Presented on the unaudited interim condensed consolidated statements of financial position as follows:
Current	Ps.	10,123	Ps.	62,679
Non-current	Ps.	68,602	Ps.	5,454

b)  Financial debt

(i)	At December 31, 2015 and 2014, the Company’s short-term and long-term debt consists of the following:

		2015		2014
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on May 31, 2019, bearing annual interest rate at the three-month LIBOR plus an spread according to the contractual conditions of each disbursement in a range of 1.99 to 2.65 percentage points.	Ps.	1,583,678	Ps.	1,243,192
II.	Accrued interest		7,341		4,678
			1,591,019		1,247,870
Less: Short-term maturities			1,371,202		823,071
Long-term		Ps.	219,817	Ps.	424,799

(ii) The following table provides a summary of the Company’s contractual payments of financial debt and accrued interest at December 31, 2015:

	2016		2017		2018		Total
Finance debt denominated in foreign currency:
Santander/Bancomext	Ps.	1,363,861	Ps.	154,025	Ps.	65,792	Ps.	1,583,678
Total	Ps.	1,363,861	Ps.	154,025	Ps.	65,792	Ps.	1,583,678

This loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

At December 31, 2015 and 2014, the Company was in compliance with the covenants under the above-mentioned loan agreements.

For purposes of financing the pre-delivery payments, Mexican trust structures were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreements.

c)  Other financial liabilities

	2015		2014
Derivative financial instruments designed as CFH (effective portion recognized within OCI):
Interest rate swap contracts	Ps.	55,774	Ps.	83,496
Jet Fuel Asian swap contracts		-		169,622
Total financial liabilities	Ps.	55,774	Ps.	253,118
Presented on the consolidated statements of financial position as follows:
Current	Ps.	44,301	Ps.	210,650
Non-current	Ps.	11,473	Ps.	42,468

9.  Related parties

a) An analysis of balances due from/to related parties at December 31, 2015 and December 31, 2014 is provided below. All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transactions	Country of origin	2015		2014		Terms
Due to:
One Link, S.A. de C.V.	Call center fees	El Salvador	Ps.	9,863	Ps.	-	30 days
Aeromantenimiento, S.A.	Aircraft and engine maintenance	El Salvador		4,453		559	30 days
Human Capital International HCI, S.A. de C.V.	Professional fees	Mexico		-		8	30 days
			Ps.	14,316	Ps.	567

For the years ended December 31, 2015 and 2014, the Company did not recognize any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

(b) During the three months period ended December 31, 2015 and 2014, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2015		2014
Revenues:
Other commissions	Mexico	Ps.	-	Ps.	-
Other	Mexico		-		-

Expenses:
Maintenance	El Salvador		36,606		24,235
Fees	Mexico/El Salvador		24,286		249
Other	Mexico/El Salvador		595		211

During the years ended December 31, 2015 and 2014, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2015		2014
Revenues:
Other commissions	Mexico	Ps.	-	Ps.	3,663
Other	Mexico		-		-

Expenses:
Maintenance	El Salvador		111,641		162,687
Fees	Mexico/El Salvador		57,809		1,038
Other	Mexico/El Salvador		2,516		617

c)  Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, the Company´s Chief Executive Officer, and Rodolfo Montemayor, a member of the board of directors, are shareholders of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor. During the years ended December 31, 2015 and 2014 the Company expensed Ps.768 and Ps.900, respectively for this concept.

During the three months ended December 31, 2015 and 2014, the Company expensed Ps.206 and Ps.225, respectively, for this concept.

d)  Directors and officers

During the years ended December 31, 2015 and 2014, all of the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.120,440 and Ps.64,387, respectively.

Additionally, for the year ended December 31, 2015 the cost of the share-based payments transactions (long-term incentive plan and management incentive plan) and the cash-settled payments transactions (share appreciation rights) was Ps.6,344 and Ps.46,183, respectively.

For the year ended December 31, 2014, the cost of the share-based payments transactions (long-term incentive plan and management incentive plan) and the cash-settled payments transactions (share appreciation rights) was Ps.1,385 and Ps.1,652, respectively.

During 2015, the Company adopted a new short-term benefit plan for certain personnel whereby cash bonuses are awarded meeting certain Company’s performance target. During the year ended December 31, 2015, the Company recorded a provision by an amount of Ps.70,690.

During the year ended December 31, 2015 and 2014 the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.5,480 and Ps.6,524, respectively, and the rest of the directors received a compensation of Ps.4,183 and Ps.4,669, respectively.

10. Rotable spare parts, furniture and equipment, net

Acquisitions and disposals

During the years ended December 31, 2015 and 2014, the Company acquired rotable spare parts, furniture and equipment by an amount of Ps.1,403,863 and Ps.1,574,137, respectively.

Rotable spare parts, furniture and equipment by an amount of Ps.678,468 were disposed during the year ended December 31, 2015. This amount included reimbursements of pre-delivery payments for aircraft acquisition of Ps.669,718.

Rotable spare parts, furniture and equipment by an amount of Ps.400,744 were disposed during the year ended December 31, 2014. During this period, the Company recorded reimbursements of pre-delivery payments for aircraft acquisition of Ps.395,639.

b) Depreciation expense

Depreciation expense for the years ended December 31, 2015 and 2014 was Ps.425,439 and Ps.318,103, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the unaudited interim condensed consolidated statements of operations.

Depreciation expense for the three months period ended December 31, 2015 and 2014 was Ps.100,292 and Ps.131,812, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the unaudited interim condensed consolidated statements of operations.

11. Intangible assets, net

a) Acquisitions

During the years ended December 31, 2015 and 2014, the Company acquired intangible assets by an amount of Ps.52,228 and Ps.28,457, respectively.

b) Amortization expense

Software amortization expense for the years ended December 31, 2015 and 2014 was Ps.31,278 and Ps.24,412, respectively. These amounts were recognized in depreciation and amortization in the unaudited interim consolidated statements of operations.

Software amortization expense for the three months ended December 31, 2015 and 2014 was Ps.7,684 and Ps.5,796 respectively. These amounts were recognized in depreciation and amortization in the unaudited interim consolidated statements of operations.

12. Operating leases

The most significant operating leases are as follows:

Aircraft and engine rent. At December 31, 2015, the Company leases 56 aircraft (50 as of December 31, 2014) and six spare engines under operating leases that have maximum terms through 2026. Rents are guaranteed by deposits in cash or letters of credit. The agreements contain certain covenants to which the Company is bound. The most significant covenants include the following:

(i)	Maintain the records, licenses and authorizations required by the competent aviation authorities and make the corresponding payments.
(ii)	Provide maintenance services to the equipment based on the approved maintenance program.
(iii)	Maintain insurance policies on the equipment for the amounts and risks stipulated in each agreement.
(iv)	Periodic submission of financial and operating information to the lessors.
(v)	Comply with the technical conditions relative to the return of aircraft.

As of December 31, 2015 and 2014, the Company was in compliance with the covenants under the above mentioned aircraft lease agreements.

Composition of the fleet, operating leases*:

Aircraft Type	Model	At December 31, 2015	At December 31, 2014
A319	132	6	6
A319	133	12	12
A320	233	32	28
A320	232	4	4
A321	200	2	-
		56	50

* Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the year ended December 31, 2015, the Company incorporated seven aircraft to its fleet (five of them based on the terms of the Airbus purchase agreement and two from a lessor´s aircraft order book), and returned one aircraft to a lessor. These new aircraft lease agreements were accounted for as operating leases. Additionally, during 2015 the Company extended the lease term of three A-319 aircraft. All aircraft incorporated through the lessor´s aircraft order book are not subject to sale and leaseback transactions.

In November 2015, the Company entered into three new A321CEO aircraft lease agreements. These aircraft will be incorporated into the Company’s fleet in September and December 2016.

In August 2015, the Company entered into two new A321CEO aircraft lease agreements. These aircraft will be incorporated into the Company’s fleet in June and September 2016. Additionally, during August 2015, the Company extended the lease term of three A319 aircraft.

In April 2015, the Company entered into three new A321CEO aircraft lease agreements. The three A321CEO will be incorporated into the Company´s fleet during May, October and November 2016.

During the year ended December 31, 2014, the Company incorporated eight aircraft to its fleet (three of them based on the terms of the original Airbus purchase agreement and five from a lessor´s aircraft order book), and returned two aircraft to different lessors. These new aircraft agreements were accounted for as operating leases. Additionally, during October 2014, the Company extended the lease term of one A320CEO aircraft.

On November 26, 2014, the Company entered into two new aircraft lease agreement (A321CEO), both from the lessor aircraft order book. These aircraft were incorporated into the Company’s fleet during April and May 2015.

During October 2014, the Company entered into 14 new aircraft lease agreement (all A320CEO). These aircraft are from the amended purchased order with Airbus. On November 2014 the Company received one of these aircrafts, which was accounted for as operating lease. During 2015, the Company received five of these aircrafts, which were accounted for as operating leases. The remaining eight aircrafts will be incorporated into the Company’s fleet during 2016.

On April 8, 2014 the Company entered into one new aircraft lease agreement (A320CEO aircraft) from a lessor aircraft order book. This aircraft was incorporated into the Company’s fleet during 2014, and was accounted for as operating lease.

On February 13, 2014, the Company entered into 16 new aircraft lease agreements
(10 A320NEO and 6 A321NEO), all from a lessor aircraft order book. The A320NEO will be incorporated into the Company’s fleet during 2016, 2017 and 2018, and the A321NEO will be incorporated into the Company’s fleet during 2017 and 2018. All aircraft incorporated through the lessor aircraft order book are not subject to sale and leaseback transactions.

At December 31, 2015 and 2014, all of the Company’s aircraft and spare engines lease agreements were accounted for as operating leases.

As of December 31, 2015, the aircraft incorporated to the Company´s fleet through lessors aircraft order books have not been subject to sale and leaseback transactions.

Provided below is an analysis of future minimum aircraft rent payments in U.S. dollars and its equivalent to Mexican pesos:

	Operating leases
	in U.S. dollars		in Mexican pesos
2016	US$	194,615	Ps.	3,348,639
2017		171,360		2,948,516
2018		153,380		2,639,129
2019		141,303		2,431,332
2020		139,058		2,392,704
2021 and thereafter		417,083		7,176,532
Total	US$	1,216,799	Ps.	20,936,852

During the three months period ended December 31, 2015 and 2014, the Company entered into sale and leaseback transactions, resulting in a gain of Ps.49,974 and Ps.11,543, respectively, that were recorded under the caption other income in the consolidated statement of operations.

During the years ended December 31, 2015 and 2014, the Company entered into sale and leaseback transactions, resulting in a gain of Ps.181,736 and  Ps.14,192, respectively, that were recorded under the caption other income in the consolidated statement of operations.

During the year ended December 31, 2011, the Company entered into sale and leaseback transactions, which resulted in a loss of Ps.30,706. This loss was deferred on the consolidated statements of financial position and is being amortized over the contractual lease term. As of December 31, 2015 and 2014, the current portion of the loss on sale amounts to Ps.3,047 and Ps.3,047, respectively, which are recorded in the caption of prepaid expenses and other current assets, and the non-current portion amounts to Ps.17,507 and Ps.20,554, respectively, which are recorded in the caption of other assets.

For the three months period ended December 31, 2015 and 2014, the Company amortized a loss of Ps.762, and Ps.762, respectively, as additional aircraft rental expense.

For the years ended December 31, 2015 and 2014, the Company amortized a loss of Ps.3,047, and Ps.3,047, respectively, as additional aircraft rental expense.

13. Equity

As of December 31, 2015, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	3,224	877,852,982	877,856,206
Series B shares	20,956	133,999,515	134,020,471
	24,180	1,011,852,497	1,011,876,677
Treasury shares		(16,474,857)	(16,474,857)
	24,180	995,377,640	995,401,820

As of December 31, 2014, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	3,224	877,852,982	877,856,206
Series B shares	20,956	133,999,515	134,020,471
	24,180	1,011,852,497	1,011,876,677
Treasury shares		(20,866,797)	(20,866,797)
	24,180	990,985,700	991,009,880

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholder resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder.

During the years ended December 31, 2015 and 2014, the Company did not declare any dividends.

Earnings per share

Basic earnings per share (“EPS”) amounts are calculated by dividing the income for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS amounts are calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

The following tables show the calculations of the basic and diluted earnings per share for the years ended December 31, 2015 and 2014:
	At December 31,
	2015		2014
Net income for the period attributable to equity holders of the parent	Ps.	2,463,870	Ps.	605,184
Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877
EPS:
Basic		2.435		0.598
Diluted		2.435		0.598

	For the three months period ended December 31,
	2015		2014
Net income for the period attributable to equity holders of the parent	Ps.	653,985	Ps.	702,877
Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877
EPS:
Basic		0.646		0.695
Diluted		0.646		0.695

14. Income tax

The major components of income tax expense in the unaudited interim condensed statement of operations are:

Consolidated statement of operations

	For the years ended				For the three months period ended
	December 31,				December 31,
	2015		2014		2015		2014

Current income tax expense	Ps.	(337,997)	Ps.	(17,345)	Ps.	578,283	Ps.	(15,085)
Deferred income tax expense		(700,351)		(21,375)		(840,969)		(42,112)
Total income tax expense	Ps.	(1,038,348)	Ps.	(38,720)	Ps.	(262,686)	Ps.	(57,197)

The Company’s effective tax rate during the years ended December 31, 2015 and 2014 was 29.65% and 6.01%, respectively.

The Company’s effective tax rate during the three months period ended December 31, 2015 and 2014 was 28.66% and 7.53%, respectively.

15. Commitments and contingencies

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars		Commitment expenditures quivalent in Mexican pesos
2016	US$	34,122	Ps.	587,128
2017		82,275		1,415,664
2018		119,883		2,062,772
2019		91,556		1,575,352
2020		25,692		442,062
	US$	353,528	Ps.	6,082,978

All aircraft acquired by the Company through the Airbus purchase agreement at December 31, 2015 have been executed through to sale and leaseback transactions.

All aircraft acquired by the Company through the Airbus Purchase Agreement at December 31, 2015 and December 31, 2014 have been subject to sale and leaseback transactions.

Litigation

a) The Company and its CEO, CFO, certain of its current directors and certain of its former directors, are among the defendants in a putative class action commenced on February 24, 2015 in the United States District Court for the Southern District of New York brought on behalf of purchasers of ADSs in and/or traceable to the September 2013 IPO. The complaint, which also names as defendants the underwriters of the IPO, generally alleges that the registration statement and prospectus for the ADSs contained misstatements and omissions with respect to the recognition of non-ticket revenue in violation of the federal securities laws, and seeks unspecified damages and rescission. Pavers and Road Builders Pension Fund was appointed as lead plaintiff for the action. The Company believes that the outcome of the proceedings to which we are currently a party will not, individually or in the aggregate, have a material adverse effect on the consolidated financial statements.

b) The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

16. Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	During the years ended December 31,
	2015		2014
Operating revenues:
Domestic (Mexico)	Ps.	12,579,806	Ps.	10,218,973
United States of America and Central America		5,599,898		3,817,769
Total operating revenues	Ps.	18,179,704	Ps.	14,036,742

	During the three months period ended December 31,
	2015		2014
Operating revenues:
Domestic (Mexico)	Ps.	3,467,254	Ps.	2,802,875
United States of America and Central America		1,625,223		1,155,371
Total operating revenues	Ps.	5,092,477	Ps.	3,958,246

The breakdown of our non-ticket revenues for the years ended December 31, 2015 and 2014 is as follows:

	2015		2014
Non-ticket revenues
Air travel-related services	Ps.	3,418,654	Ps.	2,234,175
Non-air travel-related services		441,392		274,404
Cargo		189,293		224,836
Total non-ticket revenues	Ps.	4,049,339	Ps.	2,733,415

17. Subsequent events

Subsequent to December 31, 2015 and though February 19, there were not relevant events that should be disclosed.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
NEW YORK STOCK
EXCHANGE CODE: VLRS			CONSOLIDATED
(Thousands of Mexican Pesos)

			%	Total amount
Company name	Principal activity	Number of shares	Owner ship	Acquisition cost	Current value
Total investment in associates				0	0

Notes N/A

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
BREAKDOWN OF CREDITS
NEW YORK STOCK
EXCHANGE CODE: VLRS			CONSOLIDATED

(Thousands of Mexican Pesos)

				Maturity or amortization of credits in national currency							Maturity or amortization of credits in foreign currency
				Time interval							Time interval
Credit type / institution	Foreign institution (Yes/No)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Banks
Foreign trade
Secured
Commercial banks
Banco Santander-Bancomext	No	27/07/2011	31/05/2019	LIBOR+2.65%							N/A	85,088	0	0	0	0
	No			LIBOR+2.50%							N/A	1,278,773	0	0	0	0
	No			LIBOR+1.99%							N/A	0	154,025	65,792	0	0
Other
Total banks					0	0	0	0	0	0	0	1,363,861	154,025	65,792	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015

NEW YORK STOCK
EXCHANGE CODE: VLRS	BREAKDOWN OF CREDITS		CONSOLIDATED
(Thousands of Mexican Pesos)

					Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
					Time interval						Time interval
Credit type / institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Stock market
Listed stock exchange
Unsecured
Secured
Private placements
Unsecured
Secured
Total stock market listed in stock exchange and private placement					0	0	0	0	0	0	0	0	0	0	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015

NEW YORK STOCK
EXCHANGE CODE: VLRS	BREAKDOWN OF CREDITS		CONSOLIDATED
(Thousands of Mexican Pesos)

				Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
				Time interval						Time interval
Credit type / institution	Foreign institution (Yes/No)	Date of agreement	Expiration date	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current Year	Until 1 Year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Other current and non- current liabilities with cost

Total other current and non- current liabilities with cost				0	0	0	0	0	0	0	0	0	0	0	0

Suppliers

Landing, take-off and navigation	No			N/A	287,059

Fuel	No			N/A	111,887

Administrative expenses	No			N/A	53,143

Sales, marketing and distribution	No			N/A	43,146

Maintenance expenses	No			N/A	23,677

Technology and communication	No			N/A	22,991

Other services	No			N/A	3,662

Maintenance expenses	Yes									N/A	197,846

Technology and communication	Yes									N/A	19,854

Administrative expenses	Yes									N/A	9,230

Sales, marketing and distribution	Yes									N/A	4,778

Landing, take-off and navigation	Yes									N/A	3,749

Fuel	Yes									N/A	56

Other services	Yes									N/A	16

Total suppliers				0	545,565					0	235,529

Other current and non- current liabilities

Others	No			N/A	2,997,198	86,048	51,228	29,181	50,061
Others	Yes									N/A	515,957	11,473	0	0	0

Total other current and non- current liabilities				0	2,997,198	86,048	51,228	29,181	50,061	0	515,957	11,473	0	0	0

General total				0	3,542,763	86,048	51,228	29,181	50,061	0	2,115,347	165,498	65,792	0	0

NOTES:
1.
Revolving line of credit to finance pre-delivery payments. The pre-delivery payments refer to pre-payments made to aircraft an engine manufactures during the manufacturing stage of the aircraft at December 31, 2015.

2.	The financial debt breakdown does not include interest payable at December 31, 2015.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
MONETARY FOREIGN CURRENCY POSITION
NEW YORK STOCK
EXCHANGE CODE: VLRS			CONSOLIDATED

(Thousands of Mexican Pesos)

	Dollars		Other currencies		Thousand pesos total
Foreign currency position (thousands of pesos)	Thousands of dollars	Thousands pesos	Thousands of dollars	Thousands pesos

Assets	643,005	11,063,871	0	0	11,063,871

Current	257,443	4,429,699	0	0	4,429,699

Non- current (1)	385,562	6,634,172	0	0	6,634,172

Liabilities	136,381	2,346,637	0	0	2,346,637

Short - term(2)	122,939	2,115,347	0	0	2,115,347

Long -term	13,442	231,290	0	0	231,290

Net balance	506,624	8,717,234	0	0	8,717,234

Notes

U.S. dollar amounts at December 31, 2015 have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.17.2065 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2015.

(1) Non-current assets: Include pre-delivery payments, which are included as part of property, plant and equipment and therefore are not remeasured.

(2) At December 31, 2015 the Company includes in its monetary foreign currency position certain taxes and fees payable by an amount of  USD$7,705

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
DEBT INSTRUMENTS
NEW YORK STOCK			PAGE 1/2
EXCHANGE CODE: VLRS
CONSOLIDATED

FINANCIAL LIMITATIONS IN  CONTRACT,  ISSUED  DEED AND  / OR   TITLE

Revolving line of credit with Banco Santander (“México”), S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”)

This loan agreement provides for certain covenants, including limits to the ability to, among others:

i) Incur debt above a specified debt basket unless certain financial ratios are met.

ii) Create liens.

iii) Merge or acquire any other entity without the previous authorization of the Banks.

iv) Dispose of certain assets.

v) Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
DEBT INSTRUMENTS
NEW YORK STOCK			PAGE 2/2
EXCHANGE CODE: VLRS
CONSOLIDATED

ACTUAL  SITUATION OF FINANCIAL LIMITED
In  compliance

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
DISTRIBUTION OF REVENUE BY PRODUCT
NEW YORK STOCK
EXCHANGE CODE: VLRS	TOTAL INCOME		CONSOLIDATED
(Thousands of Mexican Pesos)

	Net sales			Main
Main products or product line	Volume	Amount	Market share (%)	Trademarks	Customers
National income
Domestic (México)	0	12,579,806	0.00
Export income
International (1)	0	5,599,898	0.00
Income of subsidiaries abroad

Total	0	18,179,704

Notes

(1)   International revenues include the United States and Central America.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
ANALYSIS OF PAID CAPITAL STOCK
NEW YORK STOCK
EXCHANGE CODE: VLRS			CONSOLIDATED

CHARACTERISTICS OF THE SHARES

			Number of shares				Capital stock
Series	Nominal value	Valid coupon	Fixed portion	Variable portion	Mexican	Free subscription	Fixed(*)	Variable(*)
A	0.00000	0	3,224	877,852,982	0	0	9	2,579,714
B	0.00000	0	20,956	133,999,515	0	0	56	393,780
TOTAL			24,180	1,011,852,497	0	0	65	2,973,494

Total number of shares representing the paid in capital stock on the date of sending the information								1,011,876,677

Notes

(*) In thousands of Mexican pesos.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
DERIVATIVE FINANCIAL INSTRUMENTS
NEW YORK STOCK
EXCHANGE CODE: VLRS
PAGE 1/2

CONSOLIDATED

Qualitative and quantitative information about the position of Derivative Financial Instruments of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (“Volaris” the “Company”) at December 31, 2015.

1)	Management’s discussion about derivative financial instrument policies explaining whether these policies allow them to be used only for hedging or other purposes such as trading.

The Company´s activities are exposed to different financial risks derived from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company’s global risk management program is focused on existing uncertainty on the financial markets and is intended to minimize potential adverse effects on net earnings and necessities of the Company’s working capital. Volaris uses derivative financial instruments only to mitigate part of these risks and does not have financial derivative instruments for speculative or trading purposes.

The Company has a Risk Management team that identifies and measures exposure to different financial risks. It is also in charge of designing strategies to mitigate them. Accordingly, it has a Hedging Policy and procedures related thereto, on which those strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance of the Company.

The Hedging Policy and processes related thereto are approved by diverse Company’s participants in accordance with the Corporate Governance. That Hedging Policy establishes that derivative financial instrument transactions will be approved and implemented/monitored by various committees. Additionally setting minimum liquidity levels, maximum notional, coverage range, markets, counterparties and approved instruments. Compliance with the Hedging Policy and its procedures are subject to internal and external audits.

The Hedging Policy maintains a conservative position regarding derivative financial instrument, since it only allows instruments to be contracted that maintain an effective correlation with the primary position to be hedged (in accordance with International Financial Reporting Standards “IFRS”, under which the Company prepares its financial information). Accordingly, the Company’s objective is to give hedge accounting treatment to all derivative financial instruments.

Through the use of derivative financial instruments, Volaris aims to transfer a portion of the market risk to its financial counterparties; some of these are best described as follows:

1.
Fuel price fluctuation risk: Volaris’ contracts with its fuel suppliers make reference to the market prices of that input; therefore, it is exposed to an increase in its price. Volaris contracts derivative financial instruments to have protection against significant increases in the fuel price. Such instruments are contracted on the over-the-counter (“OTC”) market, with approved counterparties and within approved limits by the Hedging Policy. At the date of presenting this report, the Company uses Asian options, with U.S. Gulf Coast Jet Fuel 54 as underlying asset. Asian instruments provide a more prefect offsetting due that the payoff takes into account the average price of the underlying asset considered in Volaris main fuel supplier. All derivative financial instruments qualified for hedge accounting.

2.
Foreign currency risk: The Company's exposure to the risk of variations in foreign exchange rates is mainly related  to the Company’s activities (that is  when revenues or expenses are denominated in a currency other than the Company´s functional currency). To mitigate this risk, the Hedging Policy allows the Company to use foreign exchange derivative financial instruments. As of the date of presenting this report, the Company does not hold foreign exchange hedging position.

3.
Interest rate variation risk: The Company's exposure to the risk of changes in market interest rates is related primarily to the Company´s debt  and operating lease with variable interest rates. The Company contracts derivative financial instruments to hedge against a portion of that exposure. The Company uses interest rate swaps toward that end. Those instruments are recognized in hedge accounting in the item of hedged primary item.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015
DERIVATIVE FINANCIAL INSTRUMENTS
NEW YORK STOCK
EXCHANGE CODE: VLRS
PAGE 2/2

CONSOLIDATED

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits. It is reviewed and adjusted daily, based on the fair value of the derivative financial instrument position.

Trading markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To minimize counterparty risk, the Company enters into ISDA agreements with counterparties with recognized financial capacity; therefore, significant risks of nonperformance are not foreseen of the obligations of any of them. As of December 31, 2015, the Company has signed 9 ISDA agreements with financial institutions and maintained operations with 5 of them during the fourth quarter of 2015.

The Company only operates with the financial counterparties, with which it has an ISDA contract. Those contracts have a Credit Support Annex (“CSA”), which set forth credit conditions that define credit lines and guidelines for margin calls are stipulated, such as minimum amounts and rounding off. The execution of derivative financial instruments is distributed among the different counterparties to prevent their exposure concentrated on a single counterparty and making more efficient use of the financial conditions of the different CASs, thereby minimizing potential margin calls.

2)	Generic description of the valuation techniques, distinguishing instruments that are valued at cost or fair value, as well as valuation methods and techniques.

The designation of calculation agents is documented in the ISDA contracts under which Volaris operates. The Company uses the valuations received from the financial institutions that acted as a counterparty in the different derivative financial instruments. That fair value is compared with internally developed valuation techniques that use valid and recognized methodologies, through which the fair value of derivative financial instruments is estimated based on the levels and variables listed on the market of bench mark assets, using Bloomberg as the main source of information.

Based on International Financial Reporting Standards ("IFRS"), under which the Company prepares its financial statements, Volaris realizes prospective and retrospective effectiveness tests, as well as hedging files where derivative financial instruments are classified in accordance with the type of underlying asset (restated and monitored constantly). At the date of filing this report, all of the Company's financial derivative instruments are considered effective and, therefore, are classified to be recorded under hedge accounting assumptions.

3)	Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments

The Company only operates with financial counterparties with which it has an ISDA contract. Those contracts have a Credit Support Annex ("CSA") section, which sets forth credit conditions.  Credit lines and guidelines for margin calls are stipulated therein, such as minimum amounts and rounding off. Contracting derivative financial instruments is distributed among the different counterparties with the intent to avoid that their exposure falls on a single counterparty, thereby making the use of the financial conditions of the different CSA more efficient. Moreover, the Company has internal recourses to meet the requirements related to derivative financial instruments.

4)	Explanation of changes in exposure to the main risks identified and in managing them, as well as contingencies and events known or expected by management that can affect future reports.

The Company's activities are exposed to various financial risks, mainly highlighted by fuel price risk, exchange rate fluctuation risk and changes in interest rate risk. During the fourth quarter of 2015, no significant change was identified that modified exposure to the risks described above, a situation that can change in the future.

5)	Quantitative information

At the date of this report, all the derivative financial instruments maintained by the Company qualify as hedge accounting; therefore, the changes in their fair value will only be the result of changes in the levels or prices of the underlying asset, and it will not modify the objective of the hedge for which it was initially contracted.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER: 04	YEAR: 2015

NEW YORK STOCK
EXCHANGE CODE: VLRS
NOTES TO FINANCIAL STATEMENTS

CONSOLIDATED

11040000: At December 31, 2015 and December 31, 2014, this item is comprised mainly of recoverable taxes and other minor receivables.

The tax recoverable balances reported at December 31, 2015 and December 31, 2014 amount to Ps.201,394 and Ps.234,457, respectively.

11060060: At December 31, 2015 and December 31, 2014, this item is comprised mainly of maintenance deposits for flight equipment paid to lessors (maintenance reserves), in the amount of Ps.852,530 and Ps.505,744, respectively.

12030030: At December 31, 2015 and December 31, 2014, this item is comprised mainly of: i) flight equipment improvements  (capitalized maintenance) in the amount of Ps. 1,602,560 and Ps. 1,187,914, respectively; ii) rotable spare parts amounting to Ps. 285,323 and Ps. 241,190, respectively, and iii) other minor assets.

12030050: At December 31, 2015 and December 31, 2014, this item is comprised mainly of predelivery payments for aircraft acquisitions in the amount of Ps. 1,583,835 and Ps. 1,396,008, respectively, and iii) other minor assets.

12060040: At December 31, 2015 and December 31, 2014, in this item is presented the software.

12080050: At December 31, 2015, this item mainly includes maintenance deposits (maintenance reserves) and security deposits for flight equipment paid to lessors in the amount of Ps. 4,068,732 and Ps. 625,132 respectively.

At December 31, 2014, this item mainly includes maintenance deposits (maintenance reserves) and security deposits for flight equipment paid to lessors in the amount of Ps. 2,936,428 and Ps. 556,275, respectively.

21050020: At December 31, 2015 and December 31, 2014, certain taxes, rights, and tariffs are presented in this reference, which include value added tax, federal public transportation tax, federal charges for security review, charges for the use of airport facilities and taxes related to international arrivals and departures that the Company charges passengers in behalf of governmental entities and airports. These taxes, rights and tariffs are paid to those entities periodically.

21060080: At December 31, 2015, this item is comprised of other accrued liabilities and liabilities contracted with related parties in the amount of Ps. 1,481,446 and Ps. 14,316, respectively.

At December 31, 2014, this item is comprised of other accrued liabilities and liabilities contracted with related parties in the amount of Ps. 1,121,541 and Ps. 567, respectively.

30050000: At December 31, 2015 and December 31, 2014, the long term incentive plan cost is presented in this item.

30070000: At December 31, 2015 and December 31, 2014, the treasury shares value is presented exclusively in this item.

50040020: This item includes the exchange effect of cash and cash equivalents and the financial debt.

50080040: This item includes pre-delivery payments reimbursements for the aircraft acquisitions.

Volaris Reports Fourth Quarter and Full Year 2015: Record 37% and 36% Adjusted EBITDAR Margin

Mexico City, Mexico, February 22, 2016 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, today announced its financial results for the fourth quarter and full year 2015.

The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS).

Fourth Quarter and Full Year 2015 Highlights

■	Total operating revenues were Ps.5,092 million and Ps.18,180 million for the fourth quarter and full year, an increase of 28.7% and 29.5% year over year, respectively.

■
Non-ticket revenues were Ps.1,163 million and Ps.4,049 million for the fourth quarter and full year, an increase of 42.1% and 48.1% year over year, respectively. Non-ticket revenue per passenger for the fourth quarter and full year was Ps.357 and Ps.338, increasing 14.3% and 21.3% year over year, respectively.

■	Total operating revenue per available seat mile (TRASM) rose to Ps.134.2 and Ps.129.4 cents for the fourth quarter and full year, an increase of 2.8% and 9.0% year over year, respectively.

■	Operating expenses per available seat mile (CASM) were Ps.114.8 cents and Ps.111.5 cents for the fourth quarter and full year, a decrease of 1.4% and 4.6% year over year, respectively.

■
Adjusted EBITDAR was Ps.1,886 million and Ps.6,492 million for the fourth quarter and full year, an increase of 52.2% and 110.7% year over year. Adjusted EBITDAR margin was 37.0% and 35.7% for the fourth quarter and full year, a margin expansion of 5.7 and 13.7 percentage points, respectively.

■
Operating income was Ps.736 million and Ps.2,510 million for the fourth quarter and full year, with an operating margin of 14.4% and 13.8%, respectively, representing a year over year operating margin improvement of 3.6 and 12.3 percentage points, respectively.

■
Net income was Ps.654 million (Ps.0.65 per share / US$0.38 per ADS) and Ps.2,464 million (Ps.2.43 per share / US$1.42 per ADS) for the fourth quarter and full year, with a net margin of 12.8% and 13.6%, respectively.

■
Net increase of cash and cash equivalents was Ps.750 million for the fourth quarter. Unrestricted cash and cash equivalents was Ps.5,157 million, representing 28% of the last twelve month operating revenues.

Volaris´ CEO Enrique Beltranena commented: “We are pleased with the results achieved by the Company during the fourth quarter and the full year 2015. Once again, Volaris demonstrated resilient performance and achieved outstanding operating, commercial and financial indicators, reaping the benefits of a strong passenger air travel environment within its domestic and international VFR markets in Mexico. Our ultra-low-cost carrier business model and flexibility to growing demand has positioned Volaris as a strong player in the aviation industry.”

                               *Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

1

Sound Macroeconomic Environment Supports Solid Traffic Volume Growth; Exchange Rate Volatile

■	Mexican macroeconomic indicators show growth:
o	GDP growth for full year 2015 was 2.5%.
o	Consumer confidence changed 0.8%, -0.4% and -0.6% year over year in October, November and December of 2015, respectively.
o	The Mexican General Economic Activity Indicator (IGAE) increased 2.7% year over year in November of 2015.

■
Exchange rate volatility: The Mexican peso depreciated 21% year over year against the US dollar, as the exchange rate devalued from an average of Ps.13.84 pesos per US dollar in the fourth quarter  2014 to Ps.16.75 pesos per US dollar during the fourth quarter 2015.

■	Lower fuel prices: The average economic fuel cost per gallon decreased 26.4% year over year in the fourth quarter 2015 to Ps.26.23 per gallon (US$1.52).

■
Air traffic volume increase: The Mexican DGAC reported an overall passenger volume growth for Mexican carriers of 15.2% in 2015. Domestic passenger volume increased 12.9%, while international increased 25.8%.

Unit Revenue Improvements Driven by Strong Demand and Non-Ticket Revenue Growth

■
Unit revenue improvement and demand driven capacity growth: TRASM and yield increased 2.8% and 0.2% for the fourth quarter year over year, respectively. During the fourth quarter, in terms of ASMs, domestic capacity grew 21.3%, while international capacity increased 35.1%, reflecting increasing market demand in both markets.

■
Non-ticket revenue growth: Non-ticket revenues per passenger increased 14.3% year over year for the fourth quarter, as the Company continued with dynamic pricing strategies and launch of new products, such as a fast pass and rental car on board.

■	New routes: In the fourth quarter, Volaris launched four new routes (two domestic and two international). For the full year a total of 22 routes were launched.

Operating Revenue Growth from Solid Traffic and Capacity Management

Volaris booked 3.3 million passengers in the fourth quarter, a 24.3% year over year growth. Volaris traffic (measured in terms of revenue passenger miles, or RPMs) increased 24.9% for the same period. Volaris’ passenger market share, the second largest among Mexican carriers and first in the low cost segment, was 25.2% in the fourth quarter in both domestic and international markets.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

2

Volaris’ total operating revenues were Ps.5,092 million in the fourth quarter, an increase of 28.7% year over year. Non-ticket revenue and non-ticket revenue per passenger reached Ps.1,163 million and Ps.357 in the fourth quarter, an increase of 42.1% and 14.3% year over year, respectively.

Fuel Savings Offset Exchange Rate Pressures

In the fourth quarter, Volaris continued to experience pressures in US-dollar denominated costs such as aircraft rents, international airport costs, and maintenance expenses due to the depreciation of the Mexican peso. Despite these challenges, the CASM for the fourth quarter was Ps.114.83 cents, a 1.4% decrease compared to the fourth quarter 2014, mainly driven by lower fuel prices.

Young and Fuel Efficient Fleet

As of December 31, 2015, Volaris fleet was comprised of 56 aircraft (36 A320s, 18 A319s and 2 A321s), with an average age of 4.6 years.

Strong Cash Flow Generation, Solid Balance Sheet and Good Liquidity

The net increase of cash and cash equivalents was Ps.750 million during the fourth quarter, mainly driven by the resources provided by operating activities of Ps.930 million. As of December 31, 2015, Volaris had a balance of Ps.5,157 million in unrestricted cash and cash equivalents, representing 28% of the last twelve month operating revenues. Volaris recorded negative net debt (or a positive net cash position) of Ps.3,566 million and total equity of Ps.6,825 million.

During the fourth quarter, Volaris incurred capital expenditures of Ps.356 million, which included pre-delivery payments for acquisition of aircraft and rotable spare parts, furniture and equipment for Ps.520 million and intangibles assets for Ps.24 million. These acquisitions were offset by reimbursements of aircraft pre-delivery payments of Ps.137 million, and proceeds from disposals of rotable spare parts, furniture and equipment of Ps.51 million.

Active in Fuel Risk Management

Volaris has continued to remain active in its fuel risk management program. Volaris hedged 50% of its fourth quarter fuel consumption at an average strike price of US $2.07 per gallon, which combined with the 50% unhedged consumption, resulted in a blended average economic fuel cost of US$1.52 per gallon for the quarter.

Investors are urged to carefully read the Company's periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

Analyst Coverage
Firm	Analyst
Barclays	Gilberto Garcia
Bradesco BBI - Equity Research	Victor Mizusaki
BX+	Jose Maria Flores
Citi	Stephen Trent
Cowen Securities	Helane Becker
Deutsche Bank	Michael Linenberg
Evercore Partners	Duane Pfennigwerth
Intercam Casa de Bolsa	Fernanda Simon
Itaù Unibanco	Renato Salomone
Morgan Stanley	Joshua Milberg
Santander	Pedro Balcao
UBS	Rogerio Araujo

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

3

Conference Call/Webcast Details:
Volaris will conduct a conference call to discuss these results on February 22, 2016, at 11:00 a.m. EST (10:00 a.m. Mexico City). A live audio webcast of the conference call will be available to the public on a listen-only basis at http://ir.volaris.com

About Volaris:
Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 148 and its fleet from four to 57 aircraft. Volaris offers more than 270 daily flight segments on routes that connect 40 cities in Mexico and 22 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for six consecutive years. For more information, please visit: www.volaris.com

Forward-looking Statements:
Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations or beliefs concerning future events. When used in this release, the words "expects," "estimates," "plans," "anticipates," "indicates," "believes," "forecast," "guidance," "outlook," "may," "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. All forward-looking statements in this release are based upon information available to the Company on the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements are subject to a number of factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings.

Investor Relations Contact:
Andrés Pliego & Diana Martínez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:
Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

4

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Financial and Operating Indicators

	Three months	Three months	Three months
	ended December	ended	ended
Unaudited	31, 2015	December 31,	December 31,	Variance
(In Mexican pesos, except otherwise indicated)	(US Dollars)*	2015	2014	(%)
Operating revenues (millions)	296	5,092	3,958	28.7%
Operating expenses (millions)	253	4,357	3,532	23.4%
EBIT (millions)	43	736	426	72.5%
EBIT margin	14.4%	14.4%	10.8%	3.6 pp
Adjusted EBITDA (millions)	49	844	564	49.6%
Adjusted EBITDA margin	16.6%	16.6%	14.2%	2.4 pp
Adjusted EBITDAR (millions)	110	1,886	1,239	52.2%
Adjusted EBITDAR margin	37.0%	37.0%	31.3%	5.7 pp
Net income (millions)	38	654	703	(7.0%)
Net income margin	12.8%	12.8%	17.8%	(5.0) pp
Earnings per share:
Basic (pesos)	0.04	0.65	0.69	(7.0%)
Diluted (pesos)	0.04	0.65	0.69	(7.0%)
Earnings per ADS:
Basic (pesos)	0.38	6.46	6.95	(7.0%)
Diluted (pesos)	0.38	6.46	6.95	(7.0%)
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions)(1)	-	3,794	3,033	25.1%
Domestic	-	2,657	2,191	21.3%
International	-	1,137	842	35.1%
Revenue passenger miles (RPMs) (millions)(1)	-	3,137	2,512	24.9%
Domestic	-	2,220	1,824	21.7%
International	-	917	688	33.3%
Load factor(2)	-	82.7%	82.8%	(0.1) pp
Domestic	-	83.5%	83.3%	0.2 pp
International	-	80.6%	81.7%	(1.1) pp
Total operating revenue per ASM (TRASM) (cents)(1)	7.8	134.2	130.5	2.8%
Passenger revenue per ASM (RASM) (cents)(1)	6.0	103.6	103.5	0.0%
Passenger revenue per RPM (Yield) (cents)(1)	7.3	125.3	125.0	0.2%
Average fare(2)	70.2	1,208	1,200	0.6%
Non-ticket revenue per passenger (1)	20.8	357	313	14.3%
Non-ticket revenue excluding cargo per passenger(1)	19.9	342	293	16.7%
Operating expenses per ASM (CASM) (cents)(1)	6.7	114.8	116.4	(1.4%)
Operating expenses per ASM (CASM) ( US cents)(1)	-	6.7	7.9**	(15.7%)
CASM ex fuel (cents)(1)	4.9	84.3	74.4	13.3%
CASM ex fuel (US cents)(1)	-	4.9	5.1**	(3.1%)
Booked passengers (thousands)(1)	-	3,253	2,617	24.3%
Departures(1)	-	23,344	19,476	19.9%
Block hours(1)	-	61,928	50,519	22.6%
Fuel gallons consumed (millions)	-	44.2	35.8	23.4%
Average economic fuel cost per gallon	1.5	26.2	35.6	(26.4%)
Aircraft at end of period	-	56	50	12.0%
Average aircraft utilization (block hours)	-	12.9	12.4	4.2%
Average exchange rate	-	16.75	13.84	21.0%
*Peso amounts were converted to U.S. dollars at the rate of Ps.17.2065 for convenience purposes only.
**Peso amounts were converted to U.S. dollars at the rate of Ps.14.7180 for convenience purposes only.
(1) Includes schedule + charter (2) Includes schedule

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

5

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Financial and Operating Indicators

Unaudited	Full Year 2015			Variance
(In Mexican pesos, except otherwise indicated)	(US Dollars)*	Full Year 2015	Full Year 2014	(%)
Operating revenues (millions)	1,057	18,180	14,037	29.5%
Operating expenses (millions)	911	15,669	13,833	13.3%
EBIT (millions)	146	2,510	204	>100%
EBIT margin	13.8%	13.8%	1.5%	12.3 pp
Adjusted EBITDA (millions)	172	2,967	547	>100%
Adjusted EBITDA margin	16.3%	16.3%	3.9%	12.4 pp
Adjusted EBITDAR (millions)	377	6,492	3,081	>100%
Adjusted EBITDAR margin	35.7%	35.7%	22.0%	13.7 pp
Net income (millions)	143	2,464	605	>100%
Net income margin	13.6%	13.6%	4.3%	9.3 pp
Earnings per share:
Basic (pesos)	0.14	2.43	0.60	>100%
Diluted (pesos)	0.14	2.43	0.60	>100%
Earnings per ADS:
Basic (pesos)	1.42	24.35	5.98	>100%
Diluted (pesos)	1.42	24.35	5.98	>100%
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions)(1)	-	14,052	11,830	18.8%
Domestic	-	9,845	8,749	12.5%
International	-	4,207	3,081	36.5%
Revenue passenger miles (RPMs) (millions)(1)	-	11,562	9,723	18.9%
Domestic	-	8,125	7,128	14.0%
International	-	3,437	2,595	32.5%
Load factor(2)	-	82.3%	82.2%	0.1 pp
Domestic	-	82.5%	81.5%	1.0 pp
International	-	81.6%	84.2%	(2.6) pp
Total operating revenue per ASM (TRASM) (cents)(1)	7.5	129.4	118.7	9.0%
Passenger revenue per ASM (RASM) (cents)(1)	5.8	100.6	95.5	5.2%
Passenger revenue per RPM (Yield) (cents)(1)	7.1	122.2	116.3	5.1%
Average fare(2)	69	1,181	1,152	2.5%
Non-ticket revenue per passenger (1)	19.6	338	279	21.3%
Non-ticket revenue excluding cargo per passenger(1)	18.7	322	256	26.0%
Operating expenses per ASM (CASM) (cents)(1)	6.5	111.5	116.9	(4.6%)
Operating expenses per ASM (CASM) ( US cents)(1)	-	6.5	7.9**	(18.4%)
CASM ex fuel (cents)(1)	4.5	77.9	71.6	8.8%
CASM ex fuel (US cents)(1)	-	4.5	4.9 **	(6.9%)
Booked passengers (thousands)(1)	-	11,983	9,809	22.2%
Departures(1)	-	87,931	74,659	17.8%
Block hours(1)	-	230,569	196,467	17.4%
Fuel gallons consumed (millions)	-	164.0	138.5	18.4%
Average economic fuel cost per gallon	1.7	28.8	38.7	(25.7%)
Aircraft at end of period	-	56	50	12.0%
Average aircraft utilization (block hours)	-	12.7	12.4	2.1%
Average exchange rate	-	15.85	13.30	19.2%
*Peso amounts were converted to U.S. dollars at the rate of Ps.17.2065 for convenience purposes only.
**Peso amounts were converted to U.S. dollars at the rate of Ps.14.7180 for convenience purposes only.
(1) Includes schedule + charter (2) Includes schedule

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

6

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Operations

	Three months	Three months	Three months
	ended December	ended	ended
Unaudited	31, 2015	December 31,	December 31,	Variance
(In millions of Mexican pesos)	(US Dollars)*	2015	2014	(%)
Operating revenues:
Passenger	228	3,930	3,140	25.1%
Non-ticket	68	1,163	818	42.1%
	296	5,092	3,958	28.7%

Other operating income	(3)	(51)	(13)	>100%
Fuel	67	1,158	1,276	(9.2%)
Aircraft and engine rent expense	61	1,043	675	54.5%
Landing, take-off and navigation expenses	41	712	488	45.8%
Salaries and benefits	31	539	402	33.9%
Sales, marketing and distribution expenses	20	339	227	49.2%
Maintenance expenses	17	288	192	50.2%
Other operating expenses	13	222	148	50.2%
Depreciation and amortization	6	108	138	(21.5%)
Operating expenses	253	4,357	3,532	23.4%

Operating income	43	736	426	72.5%

Finance income	1	10	6	60.2%
Finance cost	-	(7)	(9)	(24.1%)
Exchange gain, net	10	178	336	(47.2%)
Comprehensive financing result	11	181	334	(45.7%)

Income before income tax	53	917	760	20.6%
Income tax expense	(15)	(263)	(57)	>100%
Net income	38	654	703	(7.0%)
*Peso amounts were converted to U.S. dollars at the rate of Ps.17.2065 for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

7

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Operations

Unaudited	Full Year 2015			Variance
(In millions of Mexican pesos)	(US Dollars)*	Full Year 2015	Full Year 2014	(%)
Operating revenues:
Passenger	821	14,130	11,303	25.0%
Non-ticket	235	4,049	2,733	48.1%
	1,057	18,180	14,037	29.5%

Other operating income	(11)	(193)	(22)	>100%
Fuel	274	4,721	5,364	(12.0%)
Aircraft and engine rent expense	205	3,525	2,535	39.1%
Landing, take-off and navigation expenses	151	2,595	2,066	25.7%
Salaries and benefits	111	1,903	1,577	20.7%
Sales, marketing and distribution expenses	63	1,089	817	33.2%
Maintenance expenses	51	875	665	31.6%
Other operating expenses	41	698	490	42.4%
Depreciation and amortization	27	457	343	33.3%
Operating expenses	911	15,669	13,833	13.3%

Operating income	146	2,510	204	>100%

Finance income	3	47	23	>100%
Finance cost	(1)	(22)	(32)	(32.9%)
Exchange gain, net	56	967	449	>100%
Comprehensive financing result	58	992	440	>100%

Income before income tax	204	3,502	644	>100%
Income tax expense	(60)	(1,038)	(39)	>100%
Net income	143	2,464	605	>100%
*Peso amounts were converted to U.S. dollars at the rate of Ps.17.2065 for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

8

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Financial Position

	December 31, 2015
	Unaudited	December 31, 2015	December 31,
(In millions of Mexican pesos)	(US Dollars)*	Unaudited	2014 Audited
Assets
Cash and cash equivalents	300	5,157	2,265
Accounts receivable	27	464	449
Inventories	9	163	140
Prepaid expenses and other current assets	34	585	228
Financial instruments	1	10	63
Guarantee deposits	50	861	545
Total current assets	421	7,241	3,689
Rotable spare parts, furniture and equipment, net	148	2,550	2,223
Intangible assets, net	6	95	73
Financial instruments	4	69	5
Deferred income tax	32	545	328
Guarantee deposits	273	4,704	3,541
Other assets	3	58	46
Total non-current assets	466	8,020	6,216
Total assets	887	15,261	9,905
Liabilities
Unearned transportation revenue	114	1,957	1,421
Accounts payable	46	795	506
Accrued liabilities	86	1,481	1,122
Taxes and fees payable	84	1,445	677
Financial instruments	3	44	211
Financial debt	80	1,371	823
Other liabilities	-	8	9
Total short-term liabilities	413	7,103	4,768
Financial instruments	1	11	42
Financial debt	13	220	425
Accrued liabilities	9	157	144
Other liabilities	3	49	21
Employee benefits	1	10	8
Deferred income taxes	51	885	27
Total long-term liabilities	77	1,333	667
Total liabilities	490	8,436	5,435
Equity
Capital stock	173	2,974	2,974
Treasury shares	(5)	(91)	(115)
Contributions for future capital increases	-	-	-
Legal reserve	2	38	38
Additional paid-in capital	104	1,791	1,787
Retained earnings (accumulated losses)	140	2,408	(56)
Accumulated other comprehensive losses	(17)	(295)	(158)
Total equity	397	6,825	4,470
Total liabilities and equity	887	15,261	9,905

Total shares outstanding fully diluted		1,011,876,677	1,011,876,677
*Peso amounts were converted to U.S. dollars at the rate of Ps.17.2065 for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

9

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Cash Flows – Cash Flow Data Summary

	Three months ended	Three months	Three months
Unaudited	December 31, 2015	ended December	ended December
(In millions of Mexican pesos)	(US Dollars)*	31, 2015	31, 2014

Net cash flow provided by operating activities	54	930	470
Net cash flow used in investing activities	(21)	(356)	(372)
Net cash flow provided by financing activities	7	127	245
Increase in cash and cash equivalents	41	700	342
Net foreign exchange differences	3	50	108
Cash and cash equivalents at beginning of period	256	4,408	1,814
Cash and cash equivalents at end of period	300	5,157	2,265
*Peso amounts were converted to U.S. dollars at the rate of Ps.17.2065 for convenience purposes only.

Unaudited	Full Year 2015
(In millions of Mexican pesos)	(US Dollars)*	Full Year 2015	Full Year 2014

Net cash flow provided by operating activities	178	3,070	334
Net cash flow used in investing activities	(35)	(601)	(1,185)
Net cash flow provided by financing activities	4	65	525
Increase (decrease) in cash and cash equivalents	147	2,533	(326)
Net foreign exchange differences	21	359	141
Cash and cash equivalents at beginning of period	132	2,265	2,451
Cash and cash equivalents at end of period	300	5,157	2,265
*Peso amounts were converted to U.S. dollars at the rate of Ps.17.2065 for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

10